SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

City of Buenos Aires, November 14, 2024

Messrs.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Ref.: Changes in the Board of Directors of YPF S.A.

Dear Sirs,

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities Commission and the corresponding ByMA and MAE Rules.

In this regard, it is hereby informed that the Board of Directors, at its meeting held on November 14, 2024, accepted the resignation of Mr. José Guillermo Terraf as Regular Director for Class D shares, for strictly personal reasons.

Additionally, as informed in the Relevant Fact filed on November 7, 2024, and in accordance with the replacement order approved by the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ Meeting held on April 29, 2024 and by the Board of Directors’ Meeting held on November 7, 2024, Mr. Ignacio Ezequiel Bruera was appointed as Regular Director in replacement of Mr. Terraf.

Sincerely yours,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer